[Skadden, Arps, Slate, Meagher & Flom LLP's Letterhead]

By EDGAR and Facsimile
December 18, 2006

Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

  Re:
  Reliant Energy, Inc.
  Amendment No. 2 to Schedule TO-I/A
  SEC File No. 005-78063

Dear Ms. Griffith:

        On behalf of Reliant Energy, Inc. (the "Company"), enclosed is a copy of Amendment No. 2 to the Schedule TO-I/A (No. 005-78063), relating to the Company's offer (the "Offer") to pay a cash premium for each of its 5.00% Convertible Senior Subordinated Notes due 2010 that is validly tendered in exchange for shares of its common stock, par value $.001 per share, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 1 to the Schedule TO filed with the Commission on December 11, 2006.

        The changes reflected in the Schedule TO have been made in response to the comment (the "Comment") of the staff of the Commission (the "Staff") set forth in the Staff's letter dated December 15, 2006 (the "Comment Letter"). Set forth below in this letter is the Company's response to the Comment raised in the Comment Letter. For the convenience of the Staff, we have restated the Comment in this letter.

1.
We note your response to our comment and the changes you have made in certain sections of the Offer to Purchase. However, we believe that you have not made corresponding changes in other applicable areas of the offer materials. For example, under "Conditions to the Offer" in the "Summary of the Offer" section, you continue to reserve the right to terminate the Offer in your "reasonable discretion." Similarly, in "Expiration Dates, Extensions; Waiver; Termination; Amendment" on page 20 of the Offer to Purchase, the disclosure in the third bullet point continues to state that you may terminate the Offer "whether or not any of the conditions [listed] have been satisfied." In order to make a bona fide offer subject to specified conditions, you must be willing to perform absent a triggered condition. Thus, there would be no instance where termination of the offer would be within your reasonable discretion except where a condition had been triggered. If you intend to reserve this right to waive an offer condition in your sole discretion, which is permissible, please revise to clarify.

Response:  In response to the Staff's Comment, the Company has revised the Offering Circular filed as Exhibit 99(a)(1)(i) to the Schedule TO ("Offering Circular") to eliminate all references to the Company's ability to terminate the Offer for reasons other than failure of an express condition to be satisfied. With respect to the Company's right to waive a condition to the Offer in its reasonable discretion, the Company believes that this is adequately disclosed in the Offering Circular (see, for example, the second sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 and the second bullet point of "Expiration Dates; Extensions; Waiver; Termination; Amendment" under the section entitled "THE OFFER" on page 20 of the Offering Circular).

Set forth below for the convenience of the Staff are the specific changes made to the Offering Circular in response to the Staff's Comment.

  A.
  The second sentence under "Conditions to the Offer" of the section entitled "SUMMARY OF THE OFFER" on page 3 of the Offering Circular filed as Exhibit 99(a)(1)(i) to the Schedule TO was amended by deleting the words "in our reasonable discretion" from the following sentence:

      "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, by the Expiration Date or waived by us and we reserve the right to terminate the Offer in our reasonable discretion and not accept any Notes validly tendered in exchange pursuant to the Offer."

  The sentence now reads:

      "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, by the Expiration Date or waived by us and we reserve the right to terminate the Offer and not accept any Notes validly tendered in exchange pursuant to the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied.

  B.
  The first sentence under "Termination of the Offer" of the section entitled "SUMMARY OF THE OFFER" on page 3 of the Offering Circular was amended by deleting the words "in our reasonable discretion, at any time" from the following sentence:

      "We expressly reserve the right to terminate the Offer, in our reasonable discretion, at any time prior to the completion of the Offer."

  The sentence now reads:

      "We expressly reserve the right to terminate the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied prior to the completion of the Offer."

  C.
  The answer to the question entitled "Does the Company have the current authority to issue the common stock?" on page 6 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by adding the words "because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied" to the following sentence:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

  The sentence now reads:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

  D.
  The answer to the question entitled "How will the Company pay the Additional Exchange Consideration, which includes accrued and unpaid interest?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by adding the words "because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied" to the following sentence:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

  The sentence now reads:

      "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

  E.
  The answer to the question entitled "Are there any material conditions to the Offer?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by deleting the following sentence:

      "However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer in our reasonable discretion and not accept any validly tendered Notes."

  F.
  The second sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 of the Offering Circular was amended by replacing the word "can" with the words "reserve the right, in our reasonable discretion, to" from the following sentence:

      "In addition, we can waive any condition to the Offer and accept any Notes tendered for exchange and payment."

  The sentence now reads:

      "In addition, we reserve the right, in our reasonable discretion, to waive any condition to the Offer and accept any Notes tendered for exchange and payment."

  G.
  The third sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 of the Offering Circular was amended by deleting the words "at any time... in our reasonable discretion and to not accept for exchange any Notes tendered for exchange pursuant to the Offer for... reasons" from the following sentence:

      "Furthermore, we reserve the right to terminate at any time the Offer in our reasonable discretion and to not accept for exchange any Notes tendered for exchange pursuant to the Offer for any of the reasons set forth below under "—Conditions to the Offer.""

  The sentence now reads:

      "Furthermore, we reserve the right to terminate the Offer, if any of the conditions set forth below under "—Conditions to the Offer" are not satisfied.

  H.
  The third bullet point of "Expiration Dates; Extensions; Waiver; Termination; Amendment" under the section entitled "THE OFFER" on page 20 of the Offering Circular was amended by deleting the words "whether or not... have been satisfied" from the following bullet:

  •
  "to terminate the Offer, whether or not any of the conditions set forth below under "—Conditions to the Offer" have been satisfied; and"

  The third bullet point now reads:

  •
  "to terminate the Offer, if any of the conditions set forth below under "—Conditions to the Offer" is not satisfied; and"

        Please feel free to contact the undersigned at (212) 735-4112 or Franklyn Duporte at (202) 371-7969 with any questions or comments you may have.

                      Respectfully submitted,

                      /s/ Richard B. Aftanas

                      Richard B. Aftanas

Enclosures

cc:
Michael L. Jines
Senior Vice President, General Counsel
and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, TX 77002